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FORM 4                                                 OMB APPROVAL
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[ ] Check this box if no longer             OMB Number                 3235-0287
    subject to Section 16. Form 4           Expires:           December 31, 2001
    or Form 5 obligations may               Estimated average burden
    continue. See Instruction 1(b).          hours per response............. 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940
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1. Name and Address of Reporting Person*

    Gulick III         John             Alexander
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   (Last)             (First)          (Middle)

    c/o H.E.R.C. Products Incorporated
    2215 West Melinda Lane, Suite A
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   (Street)

    Phoenix            Arizona           85027
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   (City)             (State)           (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   H.E.R.C. Products Incorporated ("HERC")
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3. IRS Or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   December 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                          [ ] 10% Owner
   [X] Officer (give title below)        [ ] Other (specify below)

    Vice President
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7.  Individual or Joint/Group Filing (Check Applicable Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person
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               TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.Title of    2. Trans-                                           5. Amount of      6. Owner-
  Security       action  3. Trans-     4. Securities Acquired (A)    Securities        ship
  (Instr. 3)     Date       action        or Disposed of (D)         Beneficially      Form:      7. Nature of
                 (Month/    Code          (Instr. 3, 4 and 5)        Owned at          Direct        Indirect
                 Day/       (Instr. 8)    ----------------------     End of Month      (D) or        Beneficial
                 Year)      ----------             (A) or            (Instr. 3 and 4)  Indirect I)   Ownership
                            Code    V     Amount   (D)     Price                       (Instr. 4)    (Instr. 4)
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Common Stock    12/22/00    P             10,000    A      $.1875                      D
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Common Stock    12/22/00    P              5,000    A      $.20                        D
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Common Stock    12/26/00    P             35,500    A      $.20                        D
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Common Stock    12/26/00    P             20,000    A      $.18                        D
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Common Stock    12/27/00    P              1,242    A      $.20                        D
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Common Stock    12/29/00    P             48,258    A      $.20                        D
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Common Stock    12/29/00    P             35,000    A      $.18      155,000           D
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       Table II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
              (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative   2. Conver-   3. Trans-   4. Transac-   5. Number of Derivative
   Security (Instr. 3)      sion or      action      tion          Securities Acquired
                            Exercise     Date        Code          (A) or Disposed
                            Price of     (Month/     (Instr. 8)    of (D)(Instr. 3,4, and 5)
                            Derivative   Day/        -----------   -------------------------
                            Security     Year)       Code      V         (A)         (D)
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Employee Stock Option
(Right to Buy)              $.30         1/1/00      A         V   20,000
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6. Date Exercisable                                        9. Number
   and Expiration    7. Title and Amount of                   of Derivative  10. Ownership
   Date (Month/         Underlying Securities                 ative              Form of
   Day/Year)            (Instr. 3 and 4)                      Securities         Derivative  11. Nature of
   ----------------    --------------------   8. Price of     Beneficially       Security:       Indirect
   Date     Expira-               Amount or      Derivative   Owned at           Direct (D)      Beneficial
   Exer-    tion                  Number of      Security     End of Month       or Indirect     Ownership
   cisable  Date       Title      Shares         (Instr.5)    (Instr. 4)         (I)(Instr.4)    (Instr.4)
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   (1)    12/31/07   Common Stock   20,000                      20,000                D
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Explanation of Responses:

                           /s/ John Alexander Gulick III       January 10, 2001
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                           **Signature of Reporting Person           Date
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(1) Options to purchase 10,000 shares vest and become exercisable on December 31, 2000, and options to purchase the remaining 10,000 shares vest and become exercisable on December 31, 2001.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).